GAMING ENTERTAINMENT INTERNATIONAL, INC.

March 13, 2014

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Attn: Duc Dang, Special Counsel

Howard Efron, Staff Accountant

Kevin Woody, Accounting Branch Chief

Folake Ayoola, Attorney Advisor

Re: Gaming Entertainment International, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed February 10, 2014

File No. 333-189283

To Whom It May Concern:

On behalf of Gaming Entertainment International, Inc., a Nevada corporation (the “Company”), we submit the following responses which respond to the numerical comments contained in the Securities and Exchange Commission letter dated March 5, 2014 (the “SEC Letter”) regarding Amendment No. 4 to the Registration Statement on Form S-1 (the “Registration Statement”).

General

1. In accordance with the staff's request, please be advised that the Registration Statement has been revised to include the financial statements and associated disclosure for fiscal years ended December 31, 2013 and 2012.

Report of Independent Registered Public Accounting Firm, page F-12

2. In accordance with the staff's request, please be advised that the auditor has revised its opinion to address the restated financials.

Securities and Exchange Commission

Page Two

March 13, 2014

Interests of Named Experts and Counsel

3. In accordance with the staff's request, please be advised that the disclosure has been revised pursuant to Item 304 of Regulation S-K and includes the Exhibit 16 letter from the Company's prior independent accounting firm.

Sincerely,

Gaming Entertainment International Inc.

By: /s/ Sylvain Desrosiers
President/Chief Executive Officer